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                                                                   EXHIBIT 4.1.2

STANDARD & POOR'S

A Division of McGraw-Hill Companies
25 Broadway
New York, NY 10004-1064
Telephone 212-208-8000
Fax 212-208-8034

MR. MICHAEL PERINI
FIRST VICE PRESIDENT
MERRILL LYNCH PIERCE FENNER & SMITH, INCORPORATED
UIT DIVISION
P.O. BOX 9051
PRINCETON, NJ 08543-9051

THE CHASE MANHATTAN BANK
UNIT INVESTMENT TRUST DIVISION
4 NEW YORK PLAZA--6TH FLOOR
NEW YORK, NY 10004

RE: GOVERNMENT SECURITIES INCOME FUND, GNMA SERIES--2B, DEFINED ASSET FUNDS,
    REGISTRATION NO. 333-57371

Dear Mr. Perini:

     Pursuant to your request for a Standard & Poor's rating on the units of the above captioned trust, we have reviewed the information presented to us and have assigned an 'AAA' rating to the units in the trust. The rating is a direct reflection of the portfolio of the trust, which will be composed solely of mortgage-backed securities fully guaranteed as to principal and interest by the Government National Mortgage Association (GNMA) and the full faith and credit of the United States is pledged to the payment of the securities in the trust.

     You have permission to use the name of Standard & Poor's, a division of The McGraw-Hill Companies and the above-assigned rating in connection with your dissemination of information relating to these units, provided that it is understood that the rating is not a 'market' rating nor a recommendation to buy, hold, or sell the units of the trust. Further, it should be understood the rating does not take into account the extent to which fund expenses or portfolio asset sales for less than the fund's purchase price will reduce payment to the unit holders of the interest and principal required to be paid on the portfolio assets. Standard & Poor's reserves the right to advise its own clients, subscribers, and the public of the rating. Standard & Poor's relies on the sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the rating. Standard & Poor's does not independently verify the truth or accuracy of any such information.

     Standard & Poor's will maintain surveillance on the 'AAA' rating until October 3, 1999. On this date, the rating will be automatically withdrawn by Standard & Poor's unless a post effective letter is requested by the trust.

     This letter evidences our consent to the use of the name of Standard & Poor's, a division of The McGraw-Hill Companies and the above-assigned rating in the registration statement or prospectus relating to the units or the trust. However, this letter should not be construed as a consent by us, within the meaning of Section 7 of the Securities Act of 1933, to the use of the name of Standard & Poor's, a division of The McGraw-Hill Companies in connection with the ratings assigned to the securities
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contained in the trust. You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

     Please be certain to send us three copies of your final prospectus as soon as it becomes available. Should we not receive them within a reasonable time after the closing or should they not conform to the representations made to us, we reserve the right to withdraw the rating.

     We are pleased to have had the opportunity to be of service to you. Our bill will be sent to you within one month. If we can be of further help, please do not hesitate to call upon us.

                                          Sincerely,